September 21, 2020

VIA EDGAR

Edward M. Kelley
Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: HC2 Holdings, Inc.
Registration Statement on Form S-3
Filed September 9, 2020
File No. 333-248695

Ladies and Gentlemen:

        On behalf of HC2 Holdings, Inc. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:30 p.m., Eastern Time, on September 23, 2020 or as soon as practicable thereafter.

        We request that we be notified of such effectiveness by a telephone call to Gregory A. Fernicola of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, at (212) 735-2918 and that such effectiveness also be confirmed in writing.

        Thank you for your assistance in this matter.

Very truly yours,

HC2 Holdings, Inc.

By: /s/ Joseph A. Ferraro___________
Name: Joseph. A. Ferraro
Title: Chief Legal Officer and Corporate
Secretary

cc: Gregory A. Fernicola, Skadden, Arps, Slate, Meagher & Flom LLP
Michael D. Saliba, Skadden, Arps, Slate, Meagher & Flom LLP

HC2 Holdings, Inc. • 450 Park Avenue, 29th Floor • New York, NY 10022 • (212) 235-2690 • www.hc2.com